

March 12, 2013

Via E-mail
Mr. George E. Rider
Executive Vice President, General Counsel and Secretary
Tallgrass Energy Partners, LP
6640 W. 143rd Street, Suite 200
Overland Park, KS 66223

> **Re: Tallgrass Energy Partners, LP**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted February 11, 2013**
> **CIK No. 0001569134**

Dear Mr. Rider:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the offering price range, underwriting discounts and the number of shares. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank, such as portions of your capitalization and dilution tables, are completed.

2. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinions and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Cover Page of the Registration Statement

5. Please include the delaying amendment legend required by Item 501(a) of Regulation S-K in your next submission or amendment.

Prospectus Summary, page 1

6. Please revise this section to minimize or eliminate duplicative disclosures. In this regard, we note that the disclosure in the "Business Strategies" and "Risk Factors" sections of your prospectus summary are substantially similar to disclosures made elsewhere in your prospectus. Your summary should provide a brief overview of the key aspects of the offering and should avoid disclosure repeated in different sections that does not enhance the quality of the information. Refer to Section II.A.3.c of Securities Act Release No. 33-6900, Item 503(a) of Regulation S-K and Note 4 to Rule 412(b) under the Securities Act.

Overview, page 1

7. We note your disclosure that Tallgrass Development is contributing to you certain assets that Tallgrass Development acquired from Kinder Morgan Energy Partners in November 2012. With a view to describing to investors your planned operations, please briefly describe the reason(s) that Tallgrass Development decided to contribute the TIGT System and Midstream Facilities to you, while retaining ownership over other substantial midstream assets.

8. We note your statement at the top of page 2 that you "believe that Tallgrass Development may offer [you] the opportunity to acquire substantially all of [Tallgrass Development's] remaining assets . . . ." Please disclose the anticipated timeframe in which you expect Tallgrass Development to offer you the opportunity to acquire additional assets of Tallgrass Development, or state explicitly that you currently do not know when you will

be provided with any such opportunity. Please make similar revisions throughout your prospectus, as applicable.

Gas Transportation and Storage, page 2

9. We note your disclosure regarding the weighted average remaining firm contract life. Please disclose in this section, as you do on page 26 and elsewhere in your prospectus, that in recent years, a number of your transportation and storage customers have opted not to renew their TIGT System contracts which has resulted in related decreases in total revenue.

Tallgrass Development, page 4

10. Please remove this section, as the assets owned by Tallgrass Development do not appear to be currently relevant to the operation of your business, and there is no guarantee that you will acquire any of the assets described in this section. Please also remove the description of assets held by Tallgrass Development beginning on page 133.

Our Relationship with Tallgrass Development, page 8

11. Please disclose in this section or in another subheading in the prospectus summary, the amount(s) that Tallgrass Development and its affiliates, including its general partner, will receive in conjunction with this offering, including all cash distributions to Tallgrass Holdings and its affiliates that will be funded from the proceeds of this offering. Please also include any payments, compensation, or the value of any equity that Tallgrass Development, its affiliates, or the directors and officers of Tallgrass Development or its general partner received or will receive in connection with the offering.

Our Relationship with EMG and Kelso, page 8

12. Please briefly describe the way in which EMG and Kelso acquired a substantial majority of the ownership interest in Tallgrass GP Holdings, the owner of your general partner.

Management of Tallgrass Energy Partners, LP, page 9

13. Please briefly describe and, to the extent known, approximate the direct and indirect expenses that your general partner may incur on your behalf pursuant to the Omnibus Agreement or otherwise, for which your general partner is entitled to reimbursement prior to any cash distributions that you will make to unitholders. Refer to Securities Act Release No. 33-6900 for guidance.

Implications of Being an Emerging Growth Company, page 13

14. Please briefly describe in this section the exemptions from Section 14A(a) and Section 14A(b) of the Securities Exchange Act of 1934 that are available to you as a result of your status as an emerging growth company. Please similarly revise the penultimate risk factor on page 47.

15. We note your statement that you plan to take advantage of the extended transition period for complying with new or revised accounting standards and that "Section 107 of the JOBS Act provides that [your] decision to take advantage of this extended transition period is irrevocable." Please note that the decision to opt *out* of taking advantage of the extended transition period for complying with new or revised accounting standards, not the decision to take advantage of such transition period, is irrevocable. Refer to Question 37 of the Generally Applicable Questions on Title I of the Jumpstart Our Business Startups Act, available on our website.

The Offering, page 14

Directed Unit Program, page 19

16. Please advise us as to the identity of the "certain other persons" associated with you that are eligible to participate in the directed unit program. Once known, please also tell us the percentage of units that will be reserved for your directed unit program.

Risk Factors, page 24

Risks Related to Our Business, page 24

Certain of Our Processing Contracts Require Parent Guarantees . . . ., page 43

17. Please disclose the anticipated time frame and any circumstances in which you will be required to replace the parent guarantees currently provided by Kinder Morgan, if known. Please also disclose who you anticipate will provide any required replacement parent guarantees, and any requirements applicable to the replacement parent guarantor.

Use of Proceeds, page 63

18. Please disclose the interest rate and maturity of indebtedness you intend to retire. If the indebtedness to be retired was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Reference is made to Instruction 4 of Item 504 of Regulation S-K.

19. Please clarify the payment to Tallgrass Development characterized as a reimbursement for certain capital expenditures made in connection with the contributed assets. In this

regard, please tell us and revise your disclosure as appropriate to indicate the amount of the capital expenditures made by Tallgrass Development and whether these capital expenditures are in addition to the contributed assets or are part of the contributed assets.

Dilution, page 65

20. Please revise your table to present a separate line for each item impacting the change in pro forma net tangible book value including the amount of the (decrease) increase in your pro forma net tangible book value per unit attributable to the cash payments made by purchasers of the units being offered. See Item 506 of Regulation S-K.

21. Reference is made to footnote (3). Please explain why the payment to Tallgrass Development as reimbursement for certain capital expenditures made in connection with the contributed assets is not reflected as an adjustment to the book value of net assets contributed or revise your disclosure accordingly.

Our Cash Distribution Policy and Restrictions on Distributions, page 66

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy, page 66

22. Please disclose in this section, and quantify to the extent possible, the direct and indirect expenses to which your general partner will be entitled to reimbursement prior to determining the amount of cash you have available for distributions. Please also quantify this amount in the "Distributions and Payments to Our General Partner and Its Affiliates" section on page 162.

Unaudited Adjusted Pro Forma Cash Available for Distribution, page 71

23. We note your disclosure on page 69 that pro forma net income as reflected in your table on page 71 was adjusted for $2.5 million of estimated incremental general and administrative expenses expected to be incurred as a result of becoming a publicly traded partnership. Please revise your table to begin with pro forma net income as reflected in your unaudited pro forma financial statements on page F-6 as it relates to the year ended December 31, 2011. A separate line reflecting your adjustment to pro forma net income for the estimated general and administrative expenses should be reflected for both periods presented.

24. Please tell us what consideration you gave to including a presentation at the end of your table of the percentage of the minimum quarterly distributions payable to common and subordinated unit holders.

Estimated Cash Available for Distribution for the Twelve-Month Period Ending June 30, 2014, page 72

25. We note the most recent period of historical financial statements you have included in this filing is for the nine months ended September 30, 2012. Please explain why you believe it is meaningful for your forward looking calculation of Estimated Cash Available for Distribution to encompass the twelve-month period ending June 30, 2014. The period of forecast should encompass the closest immediately proceeding 4 quarters in which distributions are expected to be made. If you anticipate that the first four quarterly distributions investors will be entitled to receive following the closing of your offering coincides with the twelve-months ending June 30, 2014, please advise. Please also advise whether you believe there is any seasonality associated with cash inflows over a 12 month period such that some quarterly distributions are more likely to be made or missed than others. If our understanding on this last point is incorrect, please clarify.

Assumptions and Considerations, page 75

Pony Express Abandonment Adjustments, page 76

26. We note your disclosure that, as a part of the Pony Express PSA, Tallgrass Development will reimburse you for, among other things, annual payments for costs you incur in obtaining gas pipeline transportation services for existing customers from other interstate pipelines for a minimum period of five years, and up to 10 years. Please describe this reimbursement in more detail, including when Tallgrass Development will be obligated to reimburse you beyond the minimum five-year period, whether this reimbursement applies to contracts you execute after the contribution date and before the Pony Express Abandonment, and whether you will be entitled to this reimbursement if existing customers renew.

Commodity Price Assumptions and Sensitivity Analysis, page 78

27. Please revise the second sentence to reflect the time period for which two-thirds of your processing revenues are exposed to direct commodity price risk.

Gas Transportation and Storage Segment Revenues, page 79

28. We note your disclosure that a substantial majority of the revenues generated relate to existing firm contracted capacity with existing customers or renewals of that capacity in the forecast period with an immaterial amount attributable to new contracts. Please revise to provide investors with more insight into your contract profile and forecasted revenues by segregating within the amount of firm transportation and storage capacity/volumes, for example in your table on page 77, amounts included that are under contract through June 30, 2014, the amounts included based on assumed renewals or roll-overs, and amounts included based on new contracts.

29. To increase comparability between periods, please revise the graphic at the bottom of page 80 to also include a pie chart for the twelve-months ended December 31, 2011. Please make a similar revision on the top of page 82.

Processing Segment Revenues, page 81

30. Please revise the last bullet on page 81 to also disclose the percentages of your gross margin before transport expense for your processing segment for the twelve months ended December 31, 2011 that were fee- and spread-based.

Capital Expenditures, page 83

31. Please expand your disclosure to clarify why you anticipate maintenance capital expenditures will be less than historically experienced.

Selected Historical and Pro Forma Financial and Operating Data, page 100

Non-GAAP Financial Measures, page 102

32. We note you define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, non-cash income or loss related to derivative instruments and non-cash long-term compensation expense. Please explain how your reconciliation of Adjusted EBITDA considers non-cash income or loss related to derivative instruments and non-cash long-term compensation expense.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 104

U.S. Natural Gas Supply and Demand Dynamics, page 108

33. We note references in this section and throughout your prospectus to third-party sources, including to the U.S. Energy Information Administration and to Baker Hughes, for statistical, qualitative and comparative statements contained in your prospectus. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon. Please also disclose whether you commissioned any of the materials to which you refer and file the consent of any party who conducted any of the studies to which you refer, or confirm that these studies are widely available to the public. This comment also applies to the statements made in your Industry Overview section beginning on page 124.

Growth in Production from Niobara Shale Play, page 109

34. Please disclose whether the following statements are based upon management's belief, industry data, reports or articles, or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation of

the basis of such belief. Please revise any similar statements in the Industry Overview and Business sections of your prospectus.

- "For example, in recent years, well-capitalized producers have leased large acreage positions in the Niobara Shale. To help fund their drilling program in this area a number of producers have also entered into joint venture arrangements with large international operators and private equity sponsors." (page 109)

- "Due to this recent activity in the liquids-rich Niobara shale play, the production in the play is expected to grow substantially . . . ." (page 109)

- "Another important contributor to energy consumption is the industrial sector, with total consumption in this sector expected to grow to 28.7 quadrillion Btu in 2040." (page 126).

Growth Associated with Acquisitions and Expansion Projects, page 109

35. We note your potential growth through acquisitions from Tallgrass Development and from third parties. Please discuss in this section any of your current plans in this regard, with a view to providing investors with a description of your planned operations.

Results of Operations, page 113

36. We note you have included the line item Adjusted EBITDA in your table under Statements of Income Data. Please revise to include the non-GAAP measure under a separate heading such as "Other Financial Data." In addition, please revise to provide the disclosures required by Item 10(e) of Regulation S-K or provide a footnote with a cross reference to your definition and reconciliation of Adjusted EBITDA for each period presented to its most directly comparable financial measures calculated and presented in accordance with GAAP.

Nine-Month Period Ended September 30, 2012 Compared to Nine-Month Period Ended September 30, 2011, page 114

Revenues, page 114

37. We note your statement that you believe that your transportation revenues have largely stabilized. Please state, if true, that you do not expect any further decline in the number of your Transportation and Storage Customers to materially impact revenues in your Gas Transportation and Storage segment. We may have further comment after reviewing your response.

Liquidity and Capital Resources, page 117

New Credit Facility, page 117

38. If you will have information on the terms of your new credit facility prior to the closing of this offering, please update this section to include the material terms of the agreement, including the financial covenants you must satisfy prior to making cash distributions.

Historical Cash Flow, page 118

39. We note your discussion of operating activities focuses on changes in the non-GAAP measure adjusted EBITDA. The discussion here should be driven by a discussion of your GAAP historical financial statements as required by Item 303(a) of Regulation S-K. Please revise your disclosure to include a discussion on a GAAP basis as required with any discussion referencing non-GAAP measures included as a supplement.

40. Please expand your discussion of operating activities to provide a more informative analysis of changes in cash flows. For instance we note operating activities for the nine-month period ended September 30, 2012 were impacted by a reduction in gas imbalances and routine changes in working capital items, in addition to other factors. Where you identify more than once cause of change please quantify the effect and fully identify the reasons underlying the change to your cash flows.

41. We note your disclosure that for the year ended December 31, 2011, cash flows provided by operating activities decreased primarily due to a $14.4 million decrease in adjusted EBITDA. Please disclose the reasons underlying the decrease in adjusted EBITDA.

Index to Financial Statements, F-1

Unaudited Pro Forma Financial Statements, page F-2

Introduction, page F-2

42. We note your disclosure that the purchase accounting adjustments related to the Tallgrass Development acquisition will impact the assets acquired and liabilities assumed applicable to the contributed businesses however you have not reflected those adjustments, other than the assumption of the portion of debt and related debt costs, applicable to such assets. While such adjustments will be included in the historical financial statements upon consummation of the acquisition, they should be included in the pro forma financial statements as an adjustment to the assets and liabilities affected. Please revise or advise.

Unaudited Pro Forma Balance Sheet, page F-4

43. Please expand your equity section to disclose the number of equity units authorized and outstanding by class on a pro forma basis. Reference is made to SAB Topic 4:F.

Notes to Unaudited Pro Forma Financial Data, page F-7

2. Pro Forma Adjustments and Assumptions, page F-7

44. We note you intend to enter into a new credit facility. Please note pro forma adjustments must be factually supportable to be included in pro forma results. Please revise your pro forma financial information, as well as disclosures throughout the filing, to give effect to the final terms of your new credit facility prior to effectiveness. Alternatively, please explain how adjustment (f) giving effect to borrowings under the anticipated revolving credit facility is factually supportable given the new credit facility has not been executed.

45. With regards to footnote (h), please disclose the nature of the remaining accrued taxes in-light of the fact the partnership will not be subject to this tax. For our understanding, please advise whether the state in which the entity is organized has any impact on the applicability of the Texas Margin Tax as the location of the operations has remained the same.

Combined Financial Statements, page F-10

46. We note that as part of your use of the net proceeds from this offering, you intend to make a distribution to Tallgrass Development. Please explain to us what consideration you gave to providing a pro forma balance sheet alongside your latest historical balance sheet reflecting the distribution accrual but not giving effect to the offering proceeds. Additionally, please tell us what consideration was given to providing pro forma per unit data for the latest year and interim period within your historical financial statements to the extent that the distribution exceeds the current year's earnings. We refer you to SAB Topic 1B.3.

Notes to Combined Financial Statements, page F-15

2. Summary of Significant Accounting Policies, page F-15

Revenue Recognition, page F-18

47. We note "[when a portion of the natural gas transported by customers is collected as a contractual fee to compensate TEP Predecessor for fuel consumed by pipeline and storage operations. These volumes of gas that are retained from our customers are recorded as transportation services revenue when received and injected into storage and subsequently recorded as natural gas sales revenue and cost of sales and transportation

services when sold from storage.]" Please explain when you take title to the volumes of gas retained from your customer, how you value the related revenue and how you account for any differential when the gas is subsequently sold.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Laura L. Tyson